Nemus Bioscience, Inc.
650 Town Center Drive, Suite 620
Costa Mesa, California 92626

November 18, 2014

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Heather Clark

Re:          Nemus Bioscience, Inc.
Form 8-K
Filed November 3, 2014
File No. 000-55136

Dear Ms. Clark:

In response to your letter dated November 13, 2014, regarding the Current Report on Form 8-K ("Form 8-K") of Nemus Bioscience, Inc. (the "Company"), filed with the Securities and Exchange Commission ("SEC") on November 3, 2014, the Company filed Amendment No. 1 to Form 8-K ("Form 8-K/A") on or about the date of this letter.  The Company has keyed the following responses to the comments specified in your letter. For your convenience, we have restated your comments in italics.

Item 4.01, page 67

1. Please amend your Form 8-K disclosure concerning disagreements to cover the interim period from the date of the last audited financial statements through the date of the change in auditor. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response:  The Company has revised its disclosure concerning disagreements to cover the interim period from the date of the last audited financial statements through the date of the change in auditor. An updated letter from the Company's former auditor addressing the revised disclosure is included as exhibit 16.1 to Form 8-K/A.

2. We note from the fourth paragraph under Item 4.01 that you disclose that there are no reportable events "other than as disclosed above." We are unclear as to what reportable events you reference in this disclosure. Please revise to either clearly describe reportable events in accordance with Item 304(a)(1)(v) or remove this disclosure.

Response:  The Company has revised its disclosure concerning disagreements to remove the disclosure "other than as disclosed above."

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope this response letter and Form 8-K/A adequately address the issues raised in your letter.  Please contact me at (949) 396-0330 should you have any questions or require further information.  Thank you.

Sincerely,

Nemus Bioscience, Inc.

/s/ John Hollister
John Hollister
Chief Executive Officer